



POLCARI & CO.

CERTIFIED PUBLIC ACCOUNTANTS

2035 HAMBURG TURNPIKE, UNIT H
WAYNE, NEW JERSEY 07470
TELEPHONE: (973) 831-6969
FAX: (973) 831-6972
E-MAIL: POLCARICO@OPTONLINE.NET

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Bayes Capital Markets LLC
Westwood, NJ 07675

We have reviewed management's statements, included in the accompanying Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to the possession or Control Requirements under Rule 153-3 of the Securities and Exchange Commission, in which (1) Bayes Capital Markets LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bayes Capital Markets LLC claimed an exemption from 17 C.F.R. §240.15c3-3 paragraph (k)(2)(ii) (the "exemption provisions") and (2) Bayes Capital Markets LLC stated that Bayes Capital Markets LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Bayes Capital Markets LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bayes Capital Markets LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Polcari & Company

POLCARI & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Wayne, NJ
February 26, 2016